Select Asset Inc.

April 15, 2016

FILED BY EDGAR CORRESPONDENCE

Ms. Katherine Hsu

Office Chief

Mr. Hughes Bates

Special Counsel

Office of Structured Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Corporate Backed Callable Trust Certificates,

J.C. Penney Debenture-Backed Series 2006-1 Trust

Corporate Backed Callable Trust Certificates,

J.C. Penney Debenture-Backed Series 2007-1 Trust

Responses to Staff comments on:

Forms 10-K for Fiscal Year Ended December 31, 2015

Filed March 30, 2016

File Nos. 001-33157, 001-33286

Dear Ms. Hsu and Mr. Bates:

This letter is written on behalf of Select Asset Inc., (the “Company”) in its capacity as depositor for (i) Corporate Backed Callable Trust Certificates, J.C. Penney Debenture-Backed Series 2006-1 Trust (the “2006-1 Trust”) and (ii) Corporate Backed Callable Trust Certificates, J.C. Penney Debenture-Backed Series 2007-1 Trust (the “2007-1 Trust” and together with the 2006-1 Trust, the “Trusts”) in response to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) as set forth in your letter to the Trusts dated April 4, 2016. For your convenience, the numbered paragraphs in this letter correspond to the original numbered paragraphs in the Staff’s comment letter and we have repeated the Staff’s comments in bold text preceding our responses.

Forms 10-K of J.C. Penney Debenture-Backed Series 2006-1 Trust and J.C. Penney Debenture-Backed Series 2007-1 Trust

1.	We note your statement as part of the signature page for the Forms 10-K that in preparing this report you have relied on distribution statements provided to you by the trustee. Please file an amended Form 10-K for both issuers without this statement on the signature page.

As the Company notes in its Exchange Act filings on Forms 10-D and 10-K, on September 15, 2008, Lehman Brothers Holdings Inc. (“LBHI”), the ultimate parent company of Select Asset Inc., filed for protection under chapter 11 of title 11 of the United States Code with the United States Bankruptcy Court for the Southern District of New York. Since that time, all employees who historically conducted the Company’s activities have left LBHI and the Company no longer engages in structured finance transactions.

Since the LBHI bankruptcy, the Company completely relies on the activities of U.S. Bank National Association (the “Trustee”) to ensure compliance with the Standard Terms for Trust Agreements between Select Asset Inc., as Depositor, and U.S. Bank National Association, as Trustee (the “Trust Agreement”) and applicable regulations as the Trustee has in place employees, processes, and internal controls to monitor the Trusts’ cash flows and administer the Trusts. The statements that the Company has relied on distribution statements provided to it by the Trustee (the “Reliance Statements”) in the Company’s March 30, 2016 filings were included to clarify the Company’s role in administering the Trusts.

In order to further describe to the Commission and Certificateholders (as defined in the Trust Agreement) the Company’s role in administering the Trusts, the Company proposes to include in the introduction of the amended 10-Ks and other future filings a section stating that under the Trust Agreement, the Trustee (i) is responsible for administering the Trust and has “full power and authority . . . to do or cause to be done any and all things in connection with such administration” (Section 3.01 of the Trust Agreement); (ii) is responsible to “make any and all filings, reports, notices or applications with, and seek any comments and authorizations from, the Commission and any state securities authority on behalf of the Trust” (Section 3.01 of the Trust Agreement); and (iii) controls the Certificate Account for each Series of Certificates (Section 3.03 of the Trust Agreement).

It is the Company’s expectation that this additional disclosure will adequately disclose the role it plays in the administration of the Trusts to the Commission and Certificateholders. In response to the comment letter, the Company will remove the Reliance Statements on the signature pages in the amended 10-Ks and future filings.

2.	We note that the “Senior Officer of the Depositor” signed the Form 10-K. When the Form 10-K is signed on behalf of the depositor, “the senior officer in charge of securitization of the depositor” must sign it. Refer to General Instruction J(3) of Form 10-K. Please confirm that Mr. Feibus is the “Senior Officer in Charge of Securitization of the Depositor.” Please revise the title to reflect “the Senior Officer in Charge of Securitization of the Depositor” on the signature page of each of your amended Forms 10-K. Additionally, please confirm that in future Form 10-K filings for all transactions for which you act as depositor that when the Form 10-K is signed on behalf of the depositor that the “Senior Officer in Charge of Securitization of the Depositor” will sign it and that you will make corresponding changes to your Section 302 Certification.

Although the Company no longer engages in any securitization activity, the Company confirms that it will comply with this comment in the amended 10-Ks and future filings by including the “Senior Officer in Charge of Securitization of the Depositor” title in the Section 302 Certification.

* * * * *

The Company hereby acknowledges to the Commission:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If the Staff has any questions regarding the foregoing responses, please call the undersigned at (646) 285-9000.

Sincerely, SELECT ASSET INC.

By:	/s/ Clifford S. Feibus
Clifford S. Feibus Senior Vice President and Controller

Cc:	Ms. Claire Leonard

Mr. Giulio Bisegna